UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          SOUTHERN SAUCE COMPANY, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                               CASTLE BISON, INC.
                          31200 Via Colinas, Suite 200
                           Westlake Village, CA 91362
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2008
                                -----------------
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

CUSIP: 84379P 10 1
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1.    NAMES OF REPORTING PERSONS
      IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Castle Bison, Inc.
      EIN: 38-3720209
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)   |_|
      (b)   |X|
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3.    SEC USE ONLY


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4.    SOURCE OF FUNDS

      WC
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(e) or 2(f) |_|

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      California
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        NUMBER OF             7.    SOLE VOTING POWER           170,000
         SHARES               --------------------------------------------------
      BENEFICIALLY            8.    SHARED VOTING POWER
        OWNED BY              --------------------------------------------------
          EACH                9.    SOLE DISPOSITIVE POWER      170,000
        REPORTING             --------------------------------------------------
       PERSON WITH            10.   SHARED DISPOSITIVE POWER
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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5.8%
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.8% (based on 2,930,500 shares of Common Stock issued and outstanding)
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14.   TYPE OF REPORTING PERSON

      CO
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

Item 1. Security and Issuer

      The name of the issuer is Southern Sauce Company Inc. (the "Issuer"), whose principal executive offices are located at 11951 SE 57 Street, Morriston, Florida 32668.

Item 2. Identity and Background.

      This statement is being filed by Castle Bison, Inc., a California corporation (the "Castle Bison") whose business address is 31200 Via Colinas, Suite 200, Westlake Village, California. Castle Bison is principally engaged in investing.

      Raul Silvestre, the President of Castle Bison, has sole voting and dispositive power over the shares held by Castle Bison. Mr. Silvestre has his business address at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362. Mr. Silvestre is a citizen of the United States.

      During the past five years, neither Castle Bison nor Mr. Silvestre has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The Reporting Person received the securities covered by this statement pursuant to a Stock Purchase and Sale Agreement (the "Stock Purchase Agreement"), dated February 14, 2008, by and among certain shareholders, purchasers and the Reporting Person. Pursuant to the Stock Purchase Agreement, the purchasers paid a sum in the aggregate amount of $630,000 in exchange for a total of 2,575,000 shares of the Issuer's Common Stock (the "Shares"). Of the Shares, 170,000 shares were transferred to the Reporting Person in consideration of the funds they had advanced. The Stock Purchase Agreement is more fully described in a current report on Form 8-K filed by the Issuer on February 20, 2008.

Item 4. Purpose of Transaction.

      The Reporting Person has acquired its holdings from certain shareholders concurrent with the purchase of the Shares pursuant to the Stock Purchase Agreement as described in Item 3 above. In connection with the Stock Purchase Agreement, there were changes to the Issuer's board of directors which were more fully described in the Form 8-K referenced above.

      Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 170,000 shares, representing 5.8% of the outstanding shares on a fully diluted basis. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of the 170,000 shares.

(c) The Reporting Person did not effect any transactions in the issuer's securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as disclosed herein and in the current report on Form 8-K filed by the Issuer on February 20, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.       Description of Exhibit

1 Stock Purchase Agreement dated as of February 14, 2008, by and among certain shareholders, purchasers and the Reporting Person, incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on February 20, 2008.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2008


                                        CASTLE BISON, INC.

                                        By:    /s/ Raul Silvestre
                                               ---------------------------------
                                        Name:  Raul Silvestre
                                        Title: President